Exhibit 99.1

STONE INCREASES CASH PORTION OF CONSIDERATION FOR BUSINESS COMBINATION WITH LINX

São Paulo, Brazil, November 17, 2020 - StoneCo Ltd. (Nasdaq: STNE) (“Stone”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today announces that it raised the cash portion of the consideration to be paid to Linx shareholders in connection with the definitive agreement for STNE Participações S.A. (“STNE”), a controlled company of Stone that holds the software investments business of the Stone group in Brazil, to merge its business with Linx S.A. (B3: LINX3; NYSE: LINX) (“Linx”), a leading provider of retail management software in Brazil (“Transaction”).

Conditioned on the approval on the Linx Extraordinary Shareholders meeting on November 17th, 2020, Stone increased the cash portion of the consideration to be paid to Linx shareholders by R$ 1.50 per share. As a result, each Linx share will receive cash consideration of R$ 33.56 plus 0.0126774 Stone Class A common shares, increasing the total consideration to R$ 38.06 per share, based on Stone’s closing price and exchange rate (PTAX) as of November 16, 2020, a premium of 44.6% to Linx unaffected1 30-day VWAP.

The Linx Extraordinary Shareholders meeting to vote on the transaction is scheduled to be held today at 2pm BRT (12pm EST).

Stone remains confident that the business combination with Linx represents a significant value creation opportunity for all stakeholders, including clients, shareholders and employees and will help accelerate Stone’s mission of empowering Brazilian merchants of all sizes to manage their businesses more effectively through technology.

Approvals

The implementation of the Transaction is conditioned upon, among other things: (i) prior approval by the Brazilian antitrust authority (CADE); (ii) approval by the Linx shareholders at the Linx ESM, authorization for STNE to not list in the Novo Mercado, and exemption for STNE to carry out the tender offer provided for in Section 43 set forth in Linx’s bylaws; (iii) approval by the STNE shareholders of the redemption of the mandatorily redeemable preferred shares granted to Linx’s shareholders in exchange for cash and/or Stone Class A common shares at a shareholders meeting of STNE; (iv) the Stone BDRs shall be registered with the CVM and admitted to trading at B3 and (v) the effectiveness by the United States Securities and Exchange Commission (“SEC”) of Stone's registration statement on Form F-4 in respect of the Stone Class A common shares to be issued to Linx shareholders. Regarding condition (v), on October 5, 2020, the SEC declared Stone’s Form F-4 effective.

We do not expect the Transaction to generate antitrust concerns.

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1 Period preceding August 7th, which was the Reference Date in the Association Agreement

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the Transaction, Stone and Linx have filed relevant materials with the SEC including a registration statement of Stone on Form F-4. The Form F-4 contains a prospectus and other documents. INVESTORS AND SECURITY HOLDERS OF STONE AND LINX ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STONE, LINX AND THE TRANSACTION AND RELATED MATTERS. The Form F-4 and all other documents filed with the U.S. SEC in connection with the Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 and all other documents filed with the U.S. SEC in connection with the Transaction will be made available, free of charge, to U.S. shareholders of Stone on Stone’s website at http://www.stone.co.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. These forward-looking statements include, but are not limited to, statements regarding the Transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx, the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.stone.co and on the SEC’s website at http://www.sec.gov. Stone’s forward-looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate. Stone undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Contact:

Investor Relations

investors@stone.co